QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                Form 40-F    ☐

        Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes    ☐                No    ☒

        This Report includes the following documents:

  1.
  A press release from Pearson plc announcing the half year results for the six months ended June 30, 2001.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc
Date: May 13, 2002	By:	/s/ JOHN MAKINSON Name: John Makinson Title: Finance Director

press release

30 July 2001

PEARSON PLC INTERIM RESULTS (unaudited)
Six months ended 30 June 2001

	Six months to 30 June 2001		Six months to 30 June 2000		% Change
Sales	£1,876	m	£1,545	m	21%
Operating profit (pre Internet enterprises)*	£174	m	£148	m	18%
Investment in Internet enterprises	£(81	)m	£(84	)m
Pre-tax profit (post Internet enterprises)*	£5	m	£(4	)m
Adjusted earnings per share—pre Internet enterprises	6.8	p	8.9	p**	(24)%
Adjusted earnings per share—post Internet enterprises	(2.6	)p	(0.6	)p**
Dividend per share	8.7	p	8.2	p**	6%

*
Continuing operations before goodwill, integration costs and non-operating items

**
Restated to reflect the rights issue

Pearson performing in tougher times

  •
  Group underlying sales† up 5%

  •
  Pearson Education underlying sales up 8% driven by strong US School performance

  •
  Penguin underlying sales up 7% due to frontlist successes

Results hit by advertising slowdown

  •
  FT Group profits down 19%; costs reduced across business newspapers

  •
  RTL Group's contribution of £33m reflects downturn in European advertising markets

Investments making Pearson stronger

  •
  NCS operating profits up 26% on the back of school testing boom

  •
  Integrating Dorling Kindersley across Pearson and investing in the frontlist

  •
  Internet enterprises on track to hit breakeven targets

Marjorie Scardino, Pearson's chief executive, said: "Our main businesses are all performing strongly in the face of the economic downturn. The depressed advertising market has affected our business newspapers, although each of them is still reporting good profits and a strong competitive position. Our education and consumer publishing businesses are more resistant to the cycle and are performing reliably and ahead of their markets."

†
Note: throughout this statement, underlying growth excludes the impact of acquisitions, disposals and currency movements.

Outlook

        Pearson makes approximately two-thirds of its sales and most of its profits in the second half, so interim results are not always a good guide to the full year. At this stage, our guidance for the full year is:

  •
  Pearson's education businesses are on track to deliver revenue and profits growth in line with our expectations. We expect both our US School and US College businesses to grow as fast as or ahead of their markets this year.

  •
  The FT Group's operating profits will benefit from the steps we have already taken to reduce costs significantly across its newspaper operations. We expect the Financial Times newspaper to end the year with daily sales of approximately 500,000, up from 300,000 five years ago, and, in the face of the sharpest advertising downturn for a decade, to deliver margins of more than 20%. Even so, based on current advertising levels, we would expect FT Group profits to be some 15 per cent lower than in 2000.

  •
  The Penguin Group will benefit from a strong second half schedule of new titles offset by continued industry-wide softness in back-list sales. This has a particular impact on Dorling Kindersley, ahead of the revitalisation of its frontlist.

  •
  The earnings contribution from the RTL Group will reflect its announcement today that, due to the weakness in the advertising market, it expects full year EBITA to be 10 to 15 per cent below the 2000 pro forma level of EUR 555 million, before new investments and US restructuring totalling EUR 50 million.

  •
  The net costs of internet enterprises in the second half are expected to be some £60 million, down 45% on the same period last year.

  •
  The interest charge in the second half will be broadly in line with the £88 million incurred in the first half and we expect to meet our goal of converting 80% of operating profit into cash.

Overall, all of our businesses are performing strongly in their markets and, in a difficult economic environment, will report good profits for the year.

For more information:

        John Fallon/ Luke Swanson            Pearson plc            + 44 (0) 207 411 2310

Operating Performance

Pearson Education

	2001 half year	2000 half year	% Change	Underlying growth	2000 full year
	£ millions
Sales
US School	451	222	103%	23%	722
US Higher Education &				(5)%	779
Professional	319	215	48%
International	241	197	22%	4%	540
Discontinued	—	2			3

Pearson Education	1,011	636	59%	8%	2,044
FT Knowledge	31	11			43

	1,042	647	61%		2,087

Internet enterprises	3	—			3
Operating profit/(loss)
Pearson Education	28	(21)			337
FT Knowledge	(12)	(5)			(17)

	16	(26)			320
Internet enterprises	(43)	(19)			(83)

        Sales at Pearson Education, boosted by a full six-month contribution from NCS Pearson, increased by 59% to £1,011 million. Underlying sales increased by 8%. Although the seasonality of the US school and college publishing businesses mean that Pearson Education traditionally makes a first-half loss, this year Pearson Education reported an operating profit of £28 million. This is due to the first-time contribution from NCS which makes its sales and profits more evenly throughout the year.

        Our US School business increased underlying sales by 23%. It performed strongly in major adoptions in elementary reading and mathematics and secondary mathematics and literature. Sales in open territory states are strong and the Waterford early reading programme has won a number of major new orders. Although we benefited from the earlier phasing of adoptions in a number of key states, we do expect to do better than market growth of 8%-10% for the year as a whole.

        The US Higher Education & Professional business saw underlying sales fall 5%, with growth in US college publishing offset by a difficult trading environment in technology publishing. In the US College business, the successful launch of CourseCompass, our new online course management system, is helping us to increase both adoption and sell-through rates. Underlying sales in the College business are up 3% in the first half. For the full year, we expect to grow faster than the 5%-6% predicted for the market as a whole. In our technology publishing operations, with sales in the first half down over 20% on the same period last year, we have reduced costs and focused on more profitable, higher value segments of the market.

        The International business increased underlying sales by 4%. The business continued to grow strongly in English Language Teaching and in Asia, which was partially offset by a more difficult trading environment in Latin America and softness in the IT publishing market in Europe and Canada.

        NCS Pearson is now an integral part of Pearson Education and its revenues and earnings are reported within Pearson Education's US School, US Higher Education & Professional and International businesses. On a standalone basis, the NCS Pearson businesses posted a 4% increase in underlying revenues to £275 million and profits increased 26% to £38 million. The testing and assessment and school enterprise software operations both performed strongly, while revenues were down in government services due to the revenue gap left by the 2000 US Census contract. Stripping out the decennial US Census contract and the benefit from two smaller acquisitions made earlier this year, revenues were up 14% and profits up 41%.

        FT Knowledge made losses of £12m on revenues of £31m, as companies cut back their training and development budgets in a more difficult economic environment. The losses include restructuring costs as FT Knowledge focuses on providing specialist training programmes for major corporations, with the aim of breaking even in 2002.

        Learning Network, Pearson's online consumer education business, continues to be the most popular education destination on the web. During the school year, it attracted 130m page views and 10m unique users per month. We are now focusing Learning Network on the K-12 market, reducing operating costs and scaling back investments in other areas. Losses are expected to be significantly lower in the second half of the year.

Financial Times Group

	2001 half year	2000 half year	% Change	2000 full year
	£ millions
Sales	403	392	3%	802
Internet enterprises	26	16	63%	42

Operating profit / (loss)
FT Newspaper	32	50	(36)%	81
Les Echos	15	16	(6)%	29
Recoletos	13	19	(32)%	38
Interactive Data Corporation	32	26	23%	59
Associates and joint ventures	(6)	(5)	(20)%	(5)
FT Business	2	3	(33)%	10
FT Businesses sold	—	—		(1)

	88	109	(19)%	211
Internet enterprises	(38)	(64)		(113)

        Our business newspapers and online services are facing the toughest advertising market for a decade, with the finance and technology sectors hardest hit.

        Average daily sales of the Financial Times newspaper were 490,000 for the month of June, an increase of 6% on the previous year, with international sales up 15%. After a strong start to the year, advertising declined sharply in May and June. As a result, advertising volumes were down 18% and advertising revenues down 6% in the first half. Operating profit fell from £50m to £32m, reflecting the advertising downturn and increased circulation costs that underpin the newspaper's international growth. A series of measures taken to protect profits will ensure that, by the fourth quarter, the newspaper costs will be some 16% lower than in the same period in 2000.

        Les Echos and Recoletos have both suffered from the advertising downturn. At Les Echos, revenues fell by 4%. June circulation at Les Echos declined by 1% to 127,000, while the monthly magazine Enjeux Les Echos was up 10% to 147,000. At Recoletos, underlying revenues were flat. Circulation was down 15% to 57,000 at Expansion, down 3% to 362,000 at Marca and up 7% to 326,000 at El Mundo, in which Recoletos holds a 30% stake. Profits at Recoletos also fell due to start-up costs related to the launch of a series of new ventures.

        Interactive Data Corporation, our subscription-based business which accounts for some 25% of FT Group revenues, increased sales by 21% and profits by 23%. It continued to build its institutional business, which provides data and tools for leading financial institutions to value their portfolios, usually on long-term contracts.

        FT internet enterprises (which include the online businesses of the FT, Les Echos and Expansion as well as our share of FT Deutschland's FTD.de, economist.com, CBSMarketWatch, FTMarketWatch and Esignal) continue to build their audiences and have increased revenues by 63% compared with the same period last year. We have reduced costs substantially and continue to do so. FT internet enterprises remain on track to break even by the end of 2002. FT.com continues to grow rapidly and for the six months to June it generated an average of approximately 40 million monthly page views and 1.8 million unique monthly users. In this more difficult market for online advertising, FT.com continued to grow advertising revenues year-on-year and has successfully opened up new revenue sources including content syndication and premium services.

Associates and joint ventures

        The Economist Group, in which Pearson owns a 50% interest, continued to grow circulation and advertising revenues at its two global titles, The Economist and CFO. For the last quarter, worldwide circulation of The Economist is up 7% at more than 790,000.

        FT Deutschland, our joint venture with Gruner + Jahr, continues to make steady progress in a highly competitive marketplace. Circulation is now more than 74,000, up 34% on a year ago. Advertising revenues are up on a year ago but have been held back by the difficulties of the German advertising market.

        Business Day & Financial Mail, the South African titles in which we own a 50% interest, have also been hit by the advertising slowdown. Sales of Business Day and Financial Mail have held firm.

The Penguin Group

	2001 half year	2000 half year	% Change	2000 full year
	£ millions
Sales*	402	326	23%	755

Operating profit	37	33	12%	79

*
Includes £66 million from Dorling Kindersley in first six months of 2001; £32 million in 2000.

        Penguin increased both underlying revenues and underlying profits by 7% as investment in its frontlist of established and new authors continued to drive strong revenue and earnings growth. In the US, 59 Penguin Putnam titles reached the New York Times bestseller list, an increase of 26% over the first half of 2000, of which 13 were number one titles and three were first-time authors. Penguin has also had a very strong frontlist performance in the UK, with 31 titles on the Booktrack Top 15 bestseller lists, including five number ones. Penguin's backlist sales showed slower growth as retailers focused on faster-moving frontlist titles in more uncertain economic conditions. In Australia and Canada, the trading environment is also more difficult.

        The integration of Dorling Kindersley is going well. We have combined UK warehousing, centralised publishing operations in one London location and combined DK's TV production unit with Pearson's new broadband education business. In the US, DK and Penguin Putnam are working closely to strengthen DK's US operations including sales and marketing, warehousing and distribution. However, DK's revenue contribution reflects both the softness in backlist sales and higher returns following last year's closure of DK Family Learning. We expect DK to break even this year and steadily to grow revenues and margins over the next few years as we invest to revitalise the frontlist.

RTL Group

	2001 half year	2000 half year	2000 full year
	£ millions
Sales	—	164	185

Operating profit	33	32	68

        Pearson holds a 22% stake in RTL Group, Europe's leading integrated broadcasting and production company, and Pearson's share of RTL Group's profits for the first half was £33 million. In a trading update today, RTL Group has reported that advertising markets have remained tough and showed low or negative growth for the first half of the year. RTL expects full year EBITA to be 10 to 15 per cent below the 2000 pro forma level of EUR 555 million, before new investments and US restructuring totalling EUR 50 million.

        RTL Group will announce its interim results on 14 September 2001.

ENDS

        Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F for the period ended December 31, 2000. The company undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events or otherwise.

Consolidated Profit and Loss Account
for the six months to 30 June 2001

	Note	2001 half year	2000 half year	2000 full year
	all figures in £ millions
Sales (including share of joint ventures)		1,855	1,548	3,891
Less: share of joint ventures		(5)	(3)	(17)

Continuing operations		1,850	1,545	3,874
Acquisitions		26	—	—

Total sales	2	1,876	1,545	3,874

Operating (loss)/profit analysed between:	2
Continuing operations—Group		(110)	(19)	222
Acquisitions—Group		4	—	—

Total operating (loss)/profit—Group		(106)	(19)	222

Share of operating loss of joint ventures:
Continuing operations		(10)	(10)	(21)
		(10)	(10)	(21)

Total share of operating loss of joint ventures
Share of operating (loss)/profit of associates:
Continuing operations		(7)	10	2
Discontinued operations		—	8	8

Total share of operating (loss)/profit of associates		(7)	18	10

Total operating (loss)/profit analysed between:
Operating profit before internet enterprises, goodwill amortisation and integration costs		174	156	686
Internet enterprises before goodwill amortisation		(81)	(84)	(196)
Goodwill amortisation		(188)	(72)	(239)
Integration costs		(28)	(11)	(40)

Total operating (loss)/profit		(123)	(11)	211

Consolidated Profit and Loss Account (continued)
for the six months to 30 June 2001

	Note	2001 half year		2000 half year		2000 full year
	all figures in £ millions
Total operating (loss)/profit		(123)		(11)		211

Continuing operations:
(Loss)/profit on sale of fixed assets and investments	3	(2)		2		(4)
(Loss)/profit on sale of businesses and associates	4	(28)		(15)		30
Discontinued operations:
Profit on sale of businesses and associates	4	—		231		231

		(30)		218		257
Continuing operations:
Profit/(loss) on sale of businesses, associates and investments by an associate		8		—		(3)

(Loss)/profit before interest and taxation		(145)		207		465
Net finance costs
Net interest payable—Group		(82)		(67)		(154)
Net interest payable—associates		(6)		(1)		(3)
Other net finance costs		—		(16)		(24)

Total net finance costs		(88)		(84)		(181)

(Loss)/profit before taxation		(233)		123		284
Taxation	6	109		(32)		(106)

(Loss)/profit after taxation		(124)		91		178
Equity minority interests		(13)		(3)		1

(Loss)/profit for the financial year		(137)		88		179
Dividends on equity shares	7	(70)		(58)		(164)

(Loss)/profit retained		(207)		30		15

Adjusted earnings per equity share before internet enterprises	5	6.8	p	8.9	p	54.6	p
Adjusted (loss)/earnings per equity share after internet enterprises	5	(2.6	)p	(0.6	)p	31.9	p
(Loss)/earnings per equity share	5	(17.2	)p	12.7	p	24.6	p
Diluted (loss)/earnings per equity share	5	n/a		12.4	p	24.0	p
Dividends per equity share	7	8.7	p	8.2	p	21.4	p

        There is no difference between the (loss)/profit on ordinary activities before taxation and the retained (loss)/profit for the period stated above and their historical cost equivalents.

        The results for the 2000 full year are an abridged version of the full accounts which have received an unqualified audit report from the auditors and have been filed with the Registrar of Companies. First half figures are neither audited nor reviewed.

        Earnings per equity share and dividends per equity share in the half year and full year 2000 have been restated to reflect the right issue of equity shares during 2000.

Consolidated Balance Sheet
as at 30 June 2001

	2001 half year	2000 half year	2000 full year
	all figures in £ millions
Fixed assets
Intangible assets	4,635	3,018	4,522
Tangible assets	557	453	524
Investments: joint ventures
Share of gross assets	17	8	13
Share of gross liabilities	—	—	(1)
	17	8	12
Investments: associates	955	281	1,024
Investments: other	147	191	155

	6,311	3,951	6,237

Current assets
Stocks	969	945	828
Debtors	1,215	1,233	1,217
Investments	4	3	12
Cash at bank and in hand	584	369	516

	2,772	2,550	2,573

Creditors—amounts falling due within one year
Short term borrowing	(244)	(902)	(112)
Other creditors	(1,140)	(1,356)	(1,484)

	(1,384)	(2,258)	(1,596)

Net current assets	1,388	292	977

Total assets less current liabilities	7,699	4,243	7,214
Creditors—amounts falling due after more than one year
Medium and long term borrowing	(3,212)	(2,011)	(2,705)
Other creditors	(54)	(58)	(34)

	(3,266)	(2,069)	(2,739)
Provisions for liabilities and charges
Deferred taxation	(5)	(17)	(9)
Other provisions for liabilities and charges	(238)	(213)	(257)

Net assets	4,190	1,944	4,209

Capital and reserves
Called up share capital	200	156	199
Share premium account	2,445	774	2,440
Profit and loss account	1,372	901	1,405

Equity shareholders' funds	4,017	1,831	4,044
Equity minority interests	173	113	165

	4,190	1,944	4,209

Consolidated Statement of Cash Flows
for the six months to 30 June 2001

	Note	2001 half year	2000 half year	2000 full year
	all figures in £ millions
Net cash (outflow)/inflow from operating activities	9	(187)	(200)	361

Dividends from joint ventures and associates		19	43	49

Interest received		19	23	16
Interest paid		(98)	(105)	(179)
Debt issue costs		(1)	—	(4)
Dividends paid to minority interests		(9)	—	—

Returns on investments and servicing of		(89)	(82)	(167)

Taxation		(39)	(30)	(90)

Purchase of tangible fixed assets		(93)	(65)	(139)
Sale of tangible fixed assets		5	8	22
Purchase of investments		(4)	(90)	(132)
Sale of investments		19	3	1

Capital expenditure and financial investment		(73)	(144)	(248)

Purchase of subsidiary undertakings		(14)	(482)	(2,276)
Net debt acquired with subsidiary undertakings		(2)	(19)	(31)
Purchase of joint ventures and associates		(15)	(88)	(108)
Sale of subsidiary undertakings		6	3	158
Net cash disposed with subsidiary undertakings		(1)	—	—
Sale of associates		1	394	392

Acquisitions and disposals		(25)	(192)	(1,865)

Equity dividends paid		(105)	(87)	(143)

Net cash outflow before management of liquid resources and financing		(499)	(692)	(2,103)

Liquid resources acquired		—	(49)	(16)
Liquid resources disposed		—	44	—
Collateral deposit reclaimed/(placed)		17	(61)	(118)

Management of liquid resources		17	(66)	(134)

Issue of equity share capital		6	257	1,959
Capital element of finance lease rentals		(5)	(4)	(10)
Loan facility advanced		—	—	473
Loan facility repaid		(112)	(676)	(735)
Notes advanced		508	—	—
Bonds advanced		—	368	411
Loan notes advanced		—	131	134
Net movement in other borrowings		40	597	63

Financing		437	673	2,295

(Decrease)/increase in cash in the period		(45)	(85)	58

Statement of Total Recognised Gains and Losses
for the six months to 30 June 2001

	2001 half year	2000 half year	2000 full year
	all figures in £ millions
(Loss)/profit for the financial period	(137)	88	179
Other net gains and losses recognised in reserves:
Currency translation differences	169	106	95
Taxation on currency translation differences—UK	(13)	(9)	(8)

Total recognised gains relating to the period	19	185	266

Reconciliation of Movements in Equity Shareholders' Funds
for the six months to 30 June 2001

	2001 half year	2000 half year	2000 full year
	all figures in £ millions
(Loss)/profit for the financial period	(137)	88	179
Dividends on equity shares	(70)	(58)	(164)

	(207)	30	15
Currency translation differences (net of taxation)	156	97	87
Goodwill arising on prior period acquisitions	—	1	1
Goodwill written back on business combinations	—	75	585
Goodwill written back	17	50	68
Shares issued	6	257	1,961
Replacement options granted on acquisition of subsidiary	1	—	6

Net movement for the period	(27)	510	2,723
Equity shareholders' funds at beginning of the period	4,044	1,321	1,321

Equity shareholders' funds at end of the period	4,017	1,831	4,044

Notes
for the six months to 30 June 2001

1.    Basis of preparation

        The interim results for the six months to 30 June 2001 have been prepared in accordance with the accounting policies set out in the 2000 Annual Report. FRS 18 'Accounting Policies' has been adopted but this has had no impact on the 2001 interim results.

2a.  Sector analysis—sales

	2001 half year	2000 half year	2000 full year
	all figures in £ millions
Pearson Education	1,045	647	2,090
FT Group	429	408	844
The Penguin Group	402	326	755
Television	—	164	185

Continuing operations	1,876	1,545	3,874

        Sales in respect of internet enterprises, the Group's discrete internet operations, are included within Pearson Education £3m (2000 half year: £nil; 2000 full year: £3m) and the FT Group £26m (2000 half year: £16m; 2000 full year: £42m).

2b.  Sector analysis—operating profit

	2001 half year
	Results from operations	Internet enterprises	Integration costs	Goodwill amortisation	Operating profit
	all figures in £ millions
Pearson Education	16	(43)	(12)	(129)	(168)
FT Group	88	(38)	—	(33)	17
The Penguin Group	37	—	(16)	(10)	11
Television	33	—	—	(16)	17

Continuing operations	174	(81)	(28)	(188)	(123)

	2000 half year
	Results from operations	Internet enterprises	Integration costs	Goodwill amortisation	Operating profit
	all figures in £ millions
Pearson Education	(26)	(20)	(8)	(54)	(108)
FT Group	109	(64)	—	(10)	35
The Penguin Group	33	—	(3)	(5)	25
Television	32	—	—	(3)	29

Continuing operations	148	(84)	(11)	(72)	(19)
Discontinued operations	8	—	—	—	8

	156	(84)	(11)	(72)	(11)

	2000 full year
	Results from operations	Internet enterprises	Integration costs	Goodwill amortisation	Operating profit
	all figures in £ millions
Pearson Education	320	(83)	(13)	(157)	67
FT Group	211	(113)	—	(53)	45
The Penguin Group	79	—	(27)	(14)	38
Television	68	—	—	(15)	53

Continuing operations	678	(196)	(40)	(239)	203
Discontinued operations	8	—	—	—	8

	686	(196)	(40)	(239)	211

        Integration costs include costs in respect of the Simon & Schuster acquisition in 1998 and the Dorling Kindersley and National Computer Systems acquisitions in 2000. Discontinued operations relate to the withdrawal of the Group from the banking business following its disposal of Lazard in March 2000. Internet enterprises consist of the Group's discrete internet operations, principally FT.com and Learning Network. Analyses of the profits of joint ventures and associates are shown in note 2c.

2c.  Sector analysis—joint ventures and associates

        Included in the analysis of operating profit in note 2b are the following amounts in respect of joint ventures and associates:

	Joint ventures
	2001 half year	2000 half year	2000 full year
	all figures in £ millions
Continuing operations — FT Group	(10)	(10)	(21)

        The results above include internet enterprises of £(1)m (2000 half year: £(1)m; 2000 full year: £(2)m).

	Associates
	Results before goodwill amortisation 2001 half year	Total 2001 half year	Results before goodwill amortisation 2000 half year	Total 2000 half year	Results before goodwill amortisation 2000 full year	Total 2000 full year
	all figures in £ millions
Pearson Education	2	2	5	5	7	7
FT Group	(2)	(26)	2	—	7	(30)
Television	33	17	5	5	39	25

Continuing operations	33	(7)	12	10	53	2
Discontinued operations	—	—	8	8	8	8

	33	(7)	20	18	61	10

        The results above include internet enterprises in FT Group of £(6)m (2000 half year: £(4)m; 2000 full year: £(10)m).

3.    (Loss)/profit on sale of fixed assets and investments

	2001 half year	2000 half year	2000 full year
	All figures in £ millions
Continuing operations:
Net (loss)/profit on other investments and property interests	(2)	2	(4)

4.    (Loss)/profit on sale of businesses and associates

	2001 half year	2000 half year	2000 full year
	All figures in £ millions
Continuing operations:
Profit on sale of 20% of Recolétos	—	—	86
Loss on closure of Dorling Kindersley Family Learning business	—	—	(16)
Net loss on sale of other businesses and associates	(28)	(15)	(40)

	(28)	(15)	30

Discontinued operations:
Profit on sale of Lazard (before taxation estimated at £34m)	—	231	231

5.    Earnings per share

        In order to show results from operating activities on a comparable basis two adjusted earnings per equity share are presented. First, an adjusted earnings per share is presented which excludes profits or losses on the sale of fixed assets and investments, businesses and associates (see notes 3 and 4). Also excluded are integration costs in respect of the acquisitions of Simon & Schuster, Dorling Kindersley and National Computer Systems (NCS) (see note 2), the accelerated amortisation of a financing arrangement fee following the early redemption of a borrowing facility in 2000, the premium paid in respect of a forward currency option in connection with the acquisition of NCS in 2000, and goodwill amortisation. Due to a significant level of expenditure on internet enterprises, a second adjusted earnings per equity share is presented in which the results of these are also excluded from earnings.

	2001 half year		2000 half year		2000 full year
	All figures in £ millions
(Loss)/profit for the financial period	(137)		88		179
Adjustments:
Loss/(profit) on sale of fixed assets and investments: continuing operations	2		(2)		4
Loss/(profit) on sale of businesses and associates: continuing operations	28		15		(30)
(Profit) on sale of businesses and associates: discontinued operations	—		(231)		(231)
(Profit)/loss on sale of businesses, associates and investments by an associate: continuing operations	(8)		—		3
Internet enterprises	81		84		196
Interest on internet enterprises	7		2		9
Goodwill amortisation	188		72		239
Integration costs	28		11		40
Other net finance costs	—		16		24
Taxation on above items	(132)		9		(18)
Minority interest share of above items	(3)		(2)		(18)

Adjusted earnings before internet enterprises	54		62		397

Internet enterprises	(81)		(84)		(196)
Interest on internet enterprises	(7)		(2)		(9)
Taxation on internet enterprises	12		18		37
Minority interest share of internet enterprises	1		2		3

Adjusted (loss)/earnings after internet enterprises	(21)		(4)		232

(Loss)/profit for the financial period	(137)		88		179
Taxation on the conversion of ordinary shares	—		(1)		(2)

Diluted (loss)/earnings	(137)		87		177

Weighted average number of equity shares (millions)—for earnings and adjusted earnings	794.7		694.8		727.7
Effect of dilutive share options	n/a		9.2		8.4

Weighted average number of equity shares (millions)—for diluted earnings	n/a		704.0		736.1

Adjusted earnings per equity share before internet enterprises	6.8	p	8.9	p	54.6	p
Adjusted (loss)/earnings per equity share after internet enterprises	(2.6	)p	(0.6	)p	31.9	p
(Loss)/earnings per equity share	(17.2	)p	12.7	p	24.6	p
Diluted (loss)/earnings per equity share	n/a		12.4	p	24.0	p

        For the half year 2001 the effect of share options on the loss per share is anti-dilutive.

6.    Taxation

        The tax rate provided in the profit and loss account is analysed as follows:

	2001 half year	2000 half year	2000 full year
	All figures in percentages
United Kingdom tax rate	30.0	30.0	30.0
Effect of overseas tax rates	5.5	3.4	2.2
Effect of utilisation of tax losses in the US	(9.6)	(4.5)	(7.8)
Other items	(0.9)	(3.9)	(1.4)

Tax rate reflected in adjusted earnings (before internet enterprises)	25.0	25.0	23.0

Tax rate reflected in earnings	46.8	26.0	37.3

        Taxation is analysed as:

	2001 half year	2000 half year	2000 full year
	All figures in £ millions
Parent and subsidiaries	116	(28)	(92)
Joint ventures and associates	(7)	(4)	(14)

	109	(32)	(106)

        The Group has significant tax losses available in the US which are not recognised in the accounts and hence the tax rate reflected in adjusted earnings is lower than the UK tax rate. Included in the parent and subsidiaries taxation of £116m, and hence in the tax rate reflected in earnings, is an adjustment of £121m relating to a prior year transaction.

7.    Dividends

        The directors have declared an interim dividend of 8.7p per equity share, payable on 26 October 2001 to shareholders on the register at the close of business on 10 August 2001.

8.    Exchange rates

        Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	£ versus US$
	2001 half year	2000 half year	2000 full year
Average for operating profits	1.43	1.56	1.51
Period end rate	1.41	1.51	1.49

        The weakening of sterling on an average basis in 2001 has had a beneficial impact on sales and profits. It is estimated that if the 2000 average rates had prevailed in 2001 then sales would have been lower by £64m and operating profit lower by £5m.

9.    Note to consolidated statement of cash flows

	2001 half year	2000 half year	2000 full year
	All figures in £ millions
Reconciliation of operating (loss)/profit to net cash (outflow)/inflow from operating activities
Operating (loss)/profit—total	(123)	(11)	211
Share of loss/(profit) of joint ventures and associates	17	(8)	11
Depreciation charges	64	44	100
Goodwill amortisation	148	70	188
(Increase) in stocks	(98)	(137)	(97)
(Increase)/decrease in debtors	(49)	37	53
(Decrease) in creditors	(155)	(199)	(119)
Increase/(decrease) in operating provisions	3	(6)	(4)
Other and non-cash items	6	10	18

Net cash (outflow)/inflow from operating activities	(187)	(200)	361
Purchase of fixed assets and finance lease payments	(98)	(69)	(149)
Sale of tangible fixed assets	5	8	22
Dividends from joint ventures and associates	19	43	49
Other	13	—	(8)

Operating cash flow	(248)	(218)	275

Analysed between:
Operating cash flow before internet enterprises and other items	(152)	(104)	580
Dorling Kindersley exceptional payments	—	—	(46)
Integration costs:
Simon & Schuster/NCS	(5)	(19)	(36)
Dorling Kindersley	(23)	(7)	(25)
Cash effect of internet enterprises	(68)	(88)	(198)

Operating cash flow	(248)	(218)	275

        The Dorling Kindersley exceptional payments are in respect of creditors on the acquisition balance sheet beyond normal trading terms.

QuickLinks

SIGNATURE
  Pearson performing in tougher times
  Results hit by advertising slowdown
  Investments making Pearson stronger
  Outlook
  For more information
  Operating Performance Pearson Education
  Financial Times Group
  Associates and joint ventures
  The Penguin Group
  RTL Group
  Consolidated Profit and Loss Account for the six months to 30 June 2001
  Consolidated Profit and Loss Account (continued) for the six months to 30 June 2001
  Consolidated Balance Sheet as at 30 June 2001
  Consolidated Statement of Cash Flows for the six months to 30 June 2001
  Statement of Total Recognised Gains and Losses for the six months to 30 June 2001
  Reconciliation of Movements in Equity Shareholders' Funds for the six months to 30 June 2001
  Notes for the six months to 30 June 2001